UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 8)
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities and Exchange Act of 1934
HILAND HOLDINGS GP, LP
(Name of Issuer)
HILAND HOLDINGS GP, LP
HILAND PARTNERS GP HOLDINGS, LLC
HH GP HOLDING, LLC
HPGP MERGERCO, LLC
CONTINENTAL GAS HOLDINGS, INC.
HAROLD HAMM DST TRUST
HAROLD HAMM HJ TRUST
HAROLD HAMM
JOSEPH L. GRIFFIN
MATTHEW S. HARRISON
BERT MACKIE
(Names of Person(s) Filing Statement)

COMMON UNITS
REPRESENTING LIMITED PARTNER INTERESTS OF HILAND HOLDINGS GP, LP
(Title of Class of Securities)
43129M107
(CUSIP Number of Class of Securities)

Matthew S. Harrison
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Telephone: (580) 242-6040
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Douglas E. McWilliams	Joshua Davidson
Vinson & Elkins LLP	Paul F. Perea
1001 Fannin Street, Suite 2500	Baker Botts L.L.P.
Houston, Texas 77002	910 Louisiana Street
Telephone: (713) 758-2222	Houston, Texas 77002
Telephone: (713) 229-1234
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction ☐.
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$27,155,034	$1,516

*	As of November 5, 2009, there were (i) 8,475,448 common units of Hiland Holdings GP, LP outstanding that were owned by unitholders other than Harold Hamm, Continental Gas Holdings, Inc., the Harold Hamm DST Trust and the Harold Hamm HJ Trust and (ii) 10,500 restricted common units of Hiland Holdings GP, LP outstanding that were owned by non-employee directors of the general partner of Hiland Holdings GP, LP, which restricted common units will become fully vested as common units immediately prior to the closing of the merger.

Total consideration of $27,155,034 was determined based upon the product of (i) 8,485,948, the aggregate number of common units proposed to be converted into the right to receive merger consideration, and (ii) the merger consideration per common unit of $3.20.
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.00005580 by the total consideration.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$2,861
Filing Party:	Hiland Partners, LP and Hiland Holdings GP, LP
Form or registration No.:	Schedule 14A
Date Filed:	July 1, 2009

INTRODUCTION
     This Amendment No. 8 to the Transaction Statement on Schedule 13E-3, together with exhibits hereto (this “Schedule 13E-3”), is being filed by Hiland Holdings GP, LP, a Delaware limited partnership (“Hiland Holdings”), Hiland Partners GP Holdings, LLC, a Delaware limited liability company and the general partner of Hiland Holdings (“Holdings GP”), HH GP Holding, LLC, an Oklahoma limited liability company and affiliate of Harold Hamm (“Parent”), HPGP MergerCo, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“HPGP Merger Sub”), the Harold Hamm DST Trust, the Harold Hamm HJ Trust, Continental Gas Holdings, Inc., a Delaware corporation and affiliate of Harold Hamm (“Continental Gas”), Harold Hamm, Chairman of Hiland Holdings, Joseph L. Griffin, Chief Executive Officer and President of Hiland Holdings, Matthew S. Harrison, Chief Financial Officer and Vice President—Finance and Secretary of Hiland Holdings, and Bert Mackie, trustee of the Hamm family trusts, in connection with the Agreement and Plan of Merger, dated June 1, 2009, among Hiland Holdings, Holdings GP, Parent and HPGP Merger Sub (the “Hiland Holdings original merger agreement,” and the transactions set forth therein, the “Hiland Holdings merger”).
     On October 26, 2009, the parties to the Hiland Holdings original merger agreement entered into the first amendment to the Hiland Holdings original merger agreement, which changed the end date under the agreement from November 1, 2009 to November 6, 2009. On November 3, 2009, the parties to the Hiland Holdings original merger agreement entered into the second amendment to the Hiland Holdings merger agreement, which, among other things, increased the merger consideration per common unit from $2.40 to $3.20 and changed the end date from November 6, 2009 to December 11, 2009 (the Hiland Holdings original merger agreement, as amended by the first and second amendments thereto, is herein referred to as the “Hiland Holdings amended merger agreement”).
     If the Hiland Holdings amended merger agreement and the Hiland Holdings merger are approved by the affirmative vote of (a) the holders of a majority of the outstanding common units of Hiland Holdings voting as a class and (b) the holders of a majority of the outstanding common units of Hiland Holdings, not held by Harold Hamm, his affiliates (which affiliates include (i) the directors and officers of Holdings GP and (ii) Continental Gas), the Harold Hamm DST Trust and the Harold Hamm HJ Trust, voting as a class, then HPGP Merger Sub will merge with and into Hiland Holdings with Hiland Holdings continuing as the surviving entity.
     In the Hiland Holdings merger, each outstanding common unit of Hiland Holdings (other than common units held by Harold Hamm, Continental Gas, the Harold Hamm DST Trust and the Harold Hamm HJ Trust) will be converted into the right to receive merger consideration of $3.20 per common unit in cash, without interest (the “Hiland Holdings merger consideration”). Each restricted common unit held by non-employee members of the Board of Directors of Holdings GP will fully vest as a common unit immediately prior to the closing of the Hiland Holdings merger and automatically convert into the right to receive the Hiland Holdings merger consideration. All other restricted common units, phantom units and unit option awards issued pursuant to the Hiland Holdings GP, LP Long-Term Incentive Plan which are outstanding as of the effective time of the Hiland Holdings merger will remain outstanding in accordance with their respective terms as equity awards in the surviving entity.
     Concurrently with the filing of this Schedule 13E-3, Hiland Holdings and Hiland Partners, LP, a Delaware limited partnership (“Hiland Partners” and together with Hiland Holdings, the “Hiland Companies”), are filing jointly an amended Proxy Supplement (the “Proxy Supplement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to supplement the joint definitive proxy statement filed on September 11, 2009 under Section 14(a) of the Exchange Act (the “Definitive Proxy Statement” and together with the Proxy Supplement, the “Proxy Statement”), pursuant to which the Boards of Directors of the general partner of each of Hiland Holdings and Hiland Partners are soliciting proxies from unitholders of Hiland Holdings and Hiland Partners in connection with the mergers of both Hiland Companies. The information set forth in the Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto, in each case to the extent related to Hiland Holdings, the Hiland Holdings merger agreement or the Hiland Holdings merger.
     All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement other than information concerning Parent and its affiliates (other than Hiland Partners GP, LLC, Hiland Partners, Holdings GP and Hiland Holdings) has been supplied by Hiland Partners and Hiland Holdings. All information in, or incorporated by reference in, this Schedule 13E-3 by reference to the Proxy Statement is hereby incorporated by reference to the extent related to, in each case, Hiland Holdings, the Hiland Holdings merger agreement and the Hiland Holdings merger.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
     Summary Term Sheet. The information set forth under the caption “Summary Term Sheet” in the Definitive Proxy Statement is incorporated herein by reference.
     The information set forth under the caption “Update to Summary Term Sheet” in the Proxy Supplement is incorporated herein by reference.

Item 2. Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address. The name of the subject company is Hiland Holdings, a Delaware limited partnership with principal executive offices at 205 West Maple, Suite 1100, Enid, Oklahoma 73701. Its telephone number is (580) 242-6040.

(b)	Securities. The class of securities to which this Schedule 13E-3 relates is common units representing limited partner interests of Hiland Holdings of which 21,613,500 were issued and outstanding as of November 5, 2009.

(c)-(d)	Trading Market and Price; Dividends. The information set forth under the caption “Common Stock Market Price and Dividend Information” in the Definitive Proxy Statement is incorporated herein by reference.

The information set forth under the caption “Updated Information Concerning the Hiland Companies — Hiland Holdings — Distribution and Common Unit Price Information” in the Proxy Supplement is incorporated herein by reference.

(e)	Prior Public Offerings. On September 25, 2006, Hiland Holdings completed its initial public offering of its common units representing limited partner interests. Hiland Holdings sold 8,050,000 common units at a price of $18.50 per common unit (excluding underwriting discounts and commissions) for an aggregate amount of proceeds (after deducting underwriting discounts and commissions and a structuring fee) of approximately $139.6 million.

(f)	Prior Stock Purchases. The information set forth under the caption “Certain Purchases and Sales of Hiland Companies Common Units” in the Definitive Proxy Statement is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
Regulation M-A Item 1003
(a)-(b)	Name and Address; Business and Background of Entities. The information set forth under the captions “Directors and Executive Officers of the Hiland Companies,” “Information Concerning, Harold Hamm, Parent and Merger Subs” and “Directors and Executive Officers of Parent and Merger Subs” in the Definitive Proxy Statement is incorporated herein by reference.

Continental Gas Holdings, Inc., a Delaware corporation, is an affiliate under common control with Parent and Holdings GP, with its principal office located at 205 West Maple, Suite 1100, Enid, Oklahoma 73701 and its telephone number is (580) 233-8955. Continental Gas’s sole director is Harold Hamm. Continental Gas is principally engaged in the business of owning limited partner interests in Hiland Holdings.

Harold Hamm DST Trust, an irrevocable trust formed by Harold Hamm under Oklahoma law, with Bert Mackie acting as trustee.

c/o Bert Mackie, Trustee Hamm Financial Group 302 North Independence Enid, Oklahoma 73701 (580) 548-5200

Harold Hamm HJ Trust, an irrevocable trust formed by Harold Hamm under Oklahoma law, with Bert Mackie acting as trustee.

c/o Bert Mackie, Trustee Hamm Financial Group 302 North Independence Enid, Oklahoma 73701 (580) 548-5200

None of the entities named above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of the entities named above has been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Harold Hamm 302 North Independence Enid, Oklahoma 73701 (580) 233-8955
Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc.; sole director of Continental Gas; Chairman of the Board of Directors of each of Holdings GP and Hiland GP.

Joseph L. Griffin 205 West Maple, Suite 1100 Enid, Oklahoma 73701 (580) 242-6040
Chief Executive Officer, President and Director of each of Holdings GP and Hiland GP.

Matthew S. Harrison 205 West Maple, Suite 1100 Enid, Oklahoma 73701 (580) 242-6040
Chief Financial Officer, Vice President—Finance, Secretary and Director of each of Holdings GP and Hiland GP.

Bert Mackie Hamm Financial Group 302 North Independence Enid, Oklahoma 73701 (580) 548-5200 Personal Asset Manager

(c)	Business and Background of Natural Persons. The information set forth under the caption “Directors and Executive Officers of the Hiland Companies” in the Definitive Proxy Statement is incorporated herein by reference. Set forth below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each filing party that is a natural person. During the past five years, none of the persons or entities described have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen.

Name	Business Address	Employment History
Harold Hamm	302 North Independence Enid, Oklahoma 73701 Telephone: (580) 233-8955	Chairman of the board of directors of Hiland Partners GP, LLC since October 2004 and serves as chairman of the compensation committee of the board of directors. Chairman of the board of directors of Hiland Partners GP Holdings, LLC since May 2006 and serves as chairman of the compensation committee of the board of directors. Mr. Hamm served as President and Chief Executive Officer and as a director of Continental Gas, Inc. since December 1994 and then served as Chief Executive Officer and a director to 2004. Since its inception in 1967 until October 2005, Mr. Hamm served as President and Chief Executive Officer and a director of Continental Resources, Inc. and currently serves as its Chief Executive Officer and Chairman of its board of directors. Mr. Hamm is also immediate past President of the National Stripper Well Association, a member of the executive board of the Oklahoma Independent Petroleum Association and a member of the executive board of the Oklahoma Energy Explorers. In addition, Mr. Hamm is a director of Complete Production Services, Inc., a publicly traded oilfield service company.

Name	Business Address	Employment History
Joseph L. Griffin	205 West Maple, Suite 1100 Enid, Oklahoma 73701 Telephone: (580) 242-6040	Chief Executive Officer, President and a director of Hiland Partners GP, LLC since June 2007. Chief Executive Officer, President and a director of Hiland Partners GP Holdings, LLC since June 2007. Mr. Griffin has more than 20 years of experience in the midstream natural gas industry. From 2004 to June 2007, Mr. Griffin served as executive vice president over multiple facets of the business of Lumen Midstream Partnership, a subsidiary of the Southern Ute Indian Tribe, in Tulsa, Oklahoma. In 1989, Mr. Griffin co-founded Lumen Midstream, held various senior level management positions and served as a director until Lumen was sold in 2004 to the Southern Ute Indian Tribe.

Matthew S. Harrison	205 West Maple, Suite 1100 Enid, Oklahoma 73701 Telephone: (580) 242-6040	Chief Financial Officer, Vice President—Finance, Secretary and director of Hiland Partners GP, LLC since April 2008. Chief Financial Officer, Vice President—Finance, Secretary and director of Hiland Partners GP Holdings, LLC since April 2008. Mr. Harrison joined Hiland as Vice President of Business Development in February 2008 from Wachovia Securities where he most recently was a director for its Energy & Power Mergers & Acquisitions Group. Prior to joining Wachovia in 2007, Mr. Harrison spent eight years with A.G. Edwards Capital Markets’ Mergers & Acquisitions Group, most recently leading its energy mergers & acquisitions effort. Prior to joining A.G. Edwards, Mr. Harrison spent five years with Price Waterhouse as a senior accountant.

Bert Mackie	Hamm Financial Group 302 North Independence Enid, Oklahoma 73701 Telephone: (580) 548-5200	Personal Asset Manager of Hamm Financial Group since January 2007. Mr. Mackie was also President from 1962 to December 2008, has served as director for over thirty years and currently serves as Vice Chairman of the board of directors of Security National Bank. In addition, Mr. Mackie is a director of ONEOK, Inc., a publicly traded diversified energy company.
Item 4. Terms of the Transaction
Regulation M-A Item 1004
(a)	Material Terms. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Mergers and the Special Meetings”

“Special Factors”

“Information about the Special Meetings and Voting”

“The Hiland Holdings Merger Agreement” and

“Annex D: Hiland Holding Merger Agreement”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet”

“Questions and Answers about the Amendments and the Adjourned Special Meetings”

“Update to Special Factors”

“Information about the Special Meetings and Voting”

“Summary of Amendments to the Hiland Holdings Merger Agreement”

“Annex C — Amendment No. 2 to the Hiland Holdings Merger Agreement”

(c)	Different Terms. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Mergers and the Special Meetings”

“Special Factors—Effects of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers”

“Special Factors—Provisions for Unaffiliated Security Holders”

“The Hiland Holdings Merger Agreement—Effect of the Merger on the Common Units and Certain Other Securities of Hiland Holdings and Merger Sub” and

“The Hiland Holdings Merger Agreement—Other Covenants and Agreements—Indemnification and Insurance”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet”

“Update to Special Factors—Update to Effects of the Mergers”

“Update to Special Factors—Updates to Interests of Certain Persons in the Mergers”

(d)	Appraisal Rights. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights” and

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” in the Definitive Proxy Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005
(a)	Transactions. None.

(b)	Significant Corporate Events. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers”

“The Hiland Holdings Merger Agreement” and

“Annex D: Hiland Holdings Merger Agreement”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Special Factors—Background of the Mergers”

(c)	Negotiations or Contacts. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers”

“The Hiland Holdings Merger Agreement” and

“Annex D: Hiland Holdings Merger Agreement”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Special Factors—Background of the Mergers”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Mergers—Continued Investment by Harold Hamm, certain of his Affiliates and the Hamm family trusts”

“Summary Term Sheet—The Special Meetings—Required Unitholder Votes; Support Agreements”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers—The Hiland Holdings Support Agreement”

“Special Factors—Financing of the Mergers”

“The Hiland Holdings Merger Agreement”

“Security Ownership of Certain Beneficial Owners and Management”

Annex A: Hiland Holdings Merger Agreement” and

“Annex E: Support Agreement (related to Hiland Holdings Merger)”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet—Amendments to the Merger Agreements”

“Update to Summary Term Sheet—Interests of Certain Persons in the Mergers”

“Update to Summary Term Sheet—Financing of the Mergers”

“Update to Special Factors—Updates to Interests of Certain Persons in the Mergers”

“Update to Special Factors—Financing of the Mergers”

“Summary of Amendments to the Hiland Holdings Merger Agreement”

“Annex C: Amendment No. 2 to the Hiland Holdings Merger Agreement”

Item 6. Purpose of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(b)	Use of Securities Acquired. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Mergers—Going Private Transaction”

“Special Factors—Effects of the Mergers”

“Special Factors—Primary Benefits and Detriments of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers—Harold Hamm and the other Hamm Continuing Investors”

“Special Factors—Structure and Steps of the Mergers” and

“Annex D: Hiland Holdings Merger Agreement”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Special Factors—Update to Effects of the Mergers”

(c)(1)-(8)	Plans. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Mergers”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Primary Benefits and Detriments of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers”

“Special Factors—Financing of the Mergers”

“The Hiland Holdings Merger Agreement” and

“Annex D: Hiland Holdings Merger Agreement”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Special Factors—Background of the Mergers”

“Update to Special Factors—Update to Effects of the Mergers”

Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a)	Purposes. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Mergers—Continued Investment by Harold Hamm, certain of his Affiliates and the Hamm family trusts”

“Summary Term Sheet—Effects of the Mergers—Going Private Transaction”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers” and

“Special Factors—Interests of Certain Persons in the Mergers”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet—Recommendations of the Hiland Companies Board of Directors and Conflicts Committees”

“Update to Special Factors—Background of the Mergers”

“Update to Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Update to Special Factors—Update to Effects of the Mergers”

(b)	Alternatives. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—The Mergers”

“Summary Term Sheet—Effects of the Mergers —Going Private Transaction”

“Summary Term Sheet—Interests of Certain Persons in the Mergers”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Holdings”

“Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Summary of Analyses of Wells Fargo Securities—Summary of Strategic Alternatives Analysis”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers” and

“Special Factors—Interests of Certain Persons in the Mergers”

(c)	Reasons. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Mergers—Going Private Transaction”

“Summary Term Sheet—Effects of the Mergers—Continued Investment by Harold Hamm, certain of his Affiliates and the Hamm family trusts”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Holdings”

“Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Summary of Analyses of Wells Fargo Securities”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers” and

“Special Factors—Interests of Certain Persons in the Mergers—Harold Hamm and the other Hamm Continuing Investors”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Special Factors—Background of the Mergers”

“Update to Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Update to Special Factors—Opinion of Financial Advisor of Hiland Holdings”

“Update to Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Update to Special Factors—Update to Effects of the Mergers”

(d)	Effects. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—The Mergers”

“Summary Term Sheet—Effects of the Mergers—Going Private Transaction”

“Summary Term Sheet—Material United States Federal Income Tax Considerations”

“Special Factors—Background of the Mergers”

“Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Primary Benefits and Detriments of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers—Harold Hamm and the other Hamm Continuing Investors”

“Special Factors—Material United States Federal Income Tax Considerations”

“Special Factors—Tax Consequences of the Hiland Holdings Merger”

“Special Factors—Structure and Steps of the Mergers”

“The Hiland Holdings Merger Agreement” and

“Annex D: Hiland Holdings Merger Agreement”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet”

“Update to Special Factors—Update to Effects of the Mergers”

“Update to Special Factors—Updates to Interests of Certain Persons in the Mergers”

“Summary of Amendments to the Hiland Holdings Merger Agreement”

“Annex C: Amendment No. 2 to the Hiland Holdings Merger Agreement”

Item 8. Fairness of the Transaction
Regulation M-A Item 1014

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of the Hiland Companies Boards of Directors and Conflicts Committees”

“Summary Term Sheet—Opinion of Financial Advisors”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Holdings”

“Special Factors— Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Summary of Analyses of Wells Fargo Securities”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers” and

“Annex D: Opinion of Barclays Capital Inc.”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet—Recommendations of the Hiland Companies Board of Directors and Conflicts Committees”

“Update to Summary Term Sheet—Opinions of Financial Advisors”

“Update to Special Factors—Background of the Mergers”

“Update to Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Update to Special Factors—Opinion of Financial Advisor of the Hiland Holdings Conflicts Committee”

“Update to Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Annex D: Opinion of Barclays Capital Inc.”

(c)	Approval of Security Holders. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference

“Summary Term Sheet—The Special Meetings—Required Unitholder Votes; Support Agreements”

“Questions and Answers about the Mergers and the Special Meetings”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Information about the Special Meetings and Voting—Record Date and Quorum Requirement” and

“Information about the Special Meetings and Voting—Vote Required at Hiland Holdings Special Meeting; How Units are Voted”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet—The Special Meetings; Time, Date and Place”

“Update to Summary Term Sheet—Recommendations of the Hiland Companies Board of Directors and Conflicts Committees”

“Questions and Answers about the Amendments and the Adjourned Special Meetings”

“Update to Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Information about the Special Meetings and Voting—Vote Required at the Hiland Holdings Special Meeting; How Units are Voted”

“Information about the Special Meetings and Voting—Record Date and Quorum Requirement”

(d)	Unaffiliated Representative. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of the Hiland Companies Boards of Directors and Conflicts Committees”

“Summary Term Sheet—Opinion of Financial Advisors”

“Special Factors—Background of the Mergers”

“Special Factors—Opinion of Financial Advisor of Hiland Holdings”

“Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers” and

“Annex D: Opinion of Barclays Capital Inc.”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet—Recommendations of the Hiland Companies Board of Directors and Conflicts Committees”

“Update to Summary Term Sheet—Opinions of Financial Advisors”

“Update to Special Factors—Background of the Mergers”

“Update to Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Update to Special Factors—Opinion of Financial Advisor of the Hiland Holdings Conflicts Committee”

“Update to Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Annex D: Opinion of Barclays Capital Inc.”

(e)	Approval of Directors. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of the Hiland Companies Boards of Directors and Conflicts Committees”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers” and

“Special Factors—Interests of Certain Persons in the Mergers”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet—Recommendations of the Hiland Companies Board of Directors and Conflicts Committees”

“Update to Special Factors—Background of the Mergers”

“Update to Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Update to Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

(f)	Other Offers. The information set forth under the caption “Special Factors—Background of the Mergers” in the Definitive Proxy Statement is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion materials prepared by Barclays Capital Inc. and provided to Harold Hamm and his representatives, dated November 17, 2008 and November 20, 2008, are set forth as Exhibit (c)(2) and (c)(3) hereto and are incorporated herein by reference. The presentation materials prepared by Wells Fargo Securities, LLC and provided to Harold Hamm and his representatives, dated December 18, 2008, January 5, 2008 (presented on January 5, 2009), January 8, 2009, January 9, 2009, January 21, 2009, March 3, 2009, March 3, 2009, March 13, 2009, March 16, 2009, March 16, 2009, March 17, 2009, March 17, 2009 and April 16, 2009 are set forth as Exhibits (c)(4) — (c)(16), respectively, hereto and are incorporated herein by reference. The discussion materials presented by Barclays Capital Inc. to the board of directors of the general partner of Hiland Holdings (the “Board of Directors”) and the conflicts committee of the Board of Directors on June 1, 2009 and to the conflicts committee of the Board of Directors on March 2, 2009, March 13, 2009 and May 27, 2009 are set forth as Exhibits (c)(17), (c)(18), (c)(19) and (c)(20), respectively, hereto and are incorporated herein by reference. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisors”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Holdings”

“Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Summary of Analyses of Wells Fargo Securities”

“Special Factors—Effects of the Mergers”

“Special Factors—Estimated Fees and Expenses”

“Other Matters” and

“Annex D: Opinion of Barclays Capital Inc.”

The written opinion of Barclays Capital Inc. is attached to the Definitive Proxy Statement as Annex D and is incorporated herein by reference

The presentation of Barclays Capital, Inc. to the Conflicts Committee of the Board of Directors of Hiland Holdings, dated November 3, 2009, is attached hereto as Exhibit (c)(21) and is incorporated herein by reference. The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet—Opinions of Financial Advisors”

“Update to Special Factors—Background of the Mergers”

“Update to Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Update to Special Factors—Opinion of Financial Advisor of the Hiland Holdings Conflicts Committee”

“Update to Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Annex D: Opinion of Barclays Capital Inc.”

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of Hiland Holdings during its regular business hours by any interested unitholder of Hiland Holdings.
Item 10. Source and Amount of Funds or Other Consideration
Regulation M-A Item 1007
(a)-(b)	Source of Funds; Conditions. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Conditions to Completion of the Mergers”

“Summary Term Sheet—Fees and Expenses; Remedies”

“Summary Term Sheet—Financing of the Mergers”

“Special Factors—Background of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers” and

“Special Factors—Financing of the Mergers”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet—Fees and Expenses; Remedies”

“Update to Summary Term Sheet—Interests of Certain Persons in the Mergers”

“Update to Summary Term Sheet—Financing of the Mergers”

“Update to Special Factors—Background of the Mergers”

“Update to Special Factors—Updates to Interests of Certain Persons in the Mergers”

“Update to Special Factors—Financing of the Mergers”

(c)	Expenses. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses; Remedies”

“Summary Term Sheet—Financing of the Mergers”

“Special Factors—Background of the Mergers”

“Special Factors—Financing of the Mergers”

“Special Factors—Estimated Fees and Expenses” and

“The Hiland Holdings Merger Agreement—Reimbursement of Certain Expenses”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet—Fees and Expenses; Remedies”

“Update to Summary Term Sheet—Financing of the Mergers”

“Update to Special Factors—Background of the Mergers”

“Update to Special Factors—Financing of the Mergers”

(d)	Borrowed Funds. Not applicable.
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)-(b)	Securities Ownership; Securities Transactions. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—The Parties—The Hiland Companies”

“Summary Term Sheet—The Parties—Harold Hamm, Parent and Merger Subs”

“Summary Term Sheet—Effects of the Mergers—Continued Investment by Harold Hamm, certain of his Affiliates and the Hamm family trusts”

“Special Factors—Interests of Certain Persons in the Mergers”

“Security Ownership of Certain Beneficial Owners and Management—Beneficial Ownership of Hiland Holdings” and

“Certain Purchases and Sales of Hiland Companies Common Units—Hiland Holdings”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Special Factors—Updates to Interests of Certain Persons in the Mergers”

Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
(d)-(e)	Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of Hiland Companies Boards of Directors and Conflicts Committees”

“Summary Term Sheet—The Special Meetings—Required Unitholder Votes; Support Agreements”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers—The Hiland Holdings Support Agreement”

“Information about the Special Meetings and Voting—Vote Required at Hiland Holdings Special Meeting; How Units are Voted” and

“The Hiland Holdings Merger Agreement—Recommendation”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Update to Summary Term Sheet—Recommendations of the Hiland Companies Board of Directors and Conflicts Committees”

“Update to Special Factors—Background of the Mergers”

“Update to Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Update to Special Factors—Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger”

“Update to Special Factors—Updates to Interests of Certain Persons in the Mergers”

“Information about the Special Meetings and Voting—Vote Required at Hiland Holdings Special Meeting; How Units are Voted”

Item 13. Financial Statements
Regulation M-A Item 1010
(a)	Financial Information. The information set forth under the caption “Selected Historical Consolidated Financial Data—Hiland Holdings,” in the Definitive Proxy Statement is incorporated herein by reference. Hiland Holdings’ Annual Report on Form 10-K for the years ended December 31, 2008 and December 31, 2007 as well as its quarterly report on Form 10-Q for the quarter ended March 31, 2009 are incorporated herein by reference.

The information set forth in Annex F of the Proxy Supplement is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the following captions in the Definitive Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Mergers and the Special Meetings—Who can help answer my questions?”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Holdings”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Estimated Fees and Expenses”

“Information about the Special Meetings and Voting—Who to Call for Assistance” and

“Information about the Special Meetings and Voting—Proxy Solicitation”

The information set forth under the following captions in the Proxy Supplement is incorporated herein by reference:

“Questions and Answers about the Amendments and the Adjourned Special Meetings—Who can help answer my questions?”

“Update to Special Factors—Recommendation of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger”

“Update to Special Factors—Updates to Interests of Certain Persons in the Mergers”

“Information about the Special Meetings and Voting—Who to Call for Assistance”

“Information about the Special Meetings and Voting—Proxy Solicitation”

Item 15. Additional Information
Regulation M-A Item 1011
(b) The information set forth in the Definitive Proxy Statement and annexes thereto is incorporated herein by reference.
      The information set forth in the Proxy Supplement and annexes thereto is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.	Description

*(a)(1)	Definitive Proxy Statement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Definitive Proxy Statement filed with the Securities and Exchange Commission on September 11, 2009).

*(a)(2)	Form of Proxy Card for Hiland Holdings GP, LP unitholders (attached to the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(a)(3)	Joint press release issued by Hiland Holdings GP, LP and Hiland Partners, LP, dated June 1, 2009 (incorporated by reference to Exhibit 99.1 to Hiland Holdings GP, LP’s Form 8-K, dated June 1, 2009 and filed June 1, 2009).

*(a)(4)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 20, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 20, 2009).

*(a)(5)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 26, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 26, 2009).

*(a)(6)
Amendment No. 1, dated October 26, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*(a)(7)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP on October 27, 2009 (incorporated by reference to Exhibit 99.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*(a)(8)	Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated November 3, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A on November 4, 2009).

*(a)(9)	Joint Proxy Statement Supplement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Proxy Statement Supplement, as filed on Schedule 14A with the Securities Exchange Commission on November 9, 2009).

(a)(10)	Joint Proxy Statement Supplement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Proxy Statement Supplement, as filed on Schedule 14A with the Securities Exchange Commission on November 18, 2009).

(a)(11)	Form of Proxy Card for Hiland Holdings GP, LP unitholders (attached to the Joint Proxy Statement Supplement filed herewith as Exhibit (a)(10)).

Exhibit No.	Description

*(c)(1)	Opinion of Barclays Capital Inc. to the conflicts committee of the board of directors of Hiland Holdings GP, LP, dated June 1, 2009 (included as Annex F of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(c)(2)	Discussion materials prepared by Barclays Capital Inc., dated November 17, 2008 (incorporated by reference to Exhibit (c)(2) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(3)	Discussion materials prepared by Barclays Capital Inc., dated November 20, 2008 (incorporated by reference to Exhibit (c)(3) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(4)	Presentation materials prepared by Wells Fargo Securities, LLC, dated December 18, 2008 (incorporated by reference to Exhibit (c)(4) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(5)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 5, 2008 (incorporated by reference to Exhibit (c)(5) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(6)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 8, 2009 (incorporated by reference to Exhibit (c)(6) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(7)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 9, 2009 (incorporated by reference to Exhibit (c)(7) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(8)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 21, 2009 (incorporated by reference to Exhibit (c)(8) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(9)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009 (incorporated by reference to Exhibit (c)(9) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(10)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009 (incorporated by reference to Exhibit (c)(10) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(11)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 13, 2009 (incorporated by reference to Exhibit (c)(11) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(12)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009 (incorporated by reference to Exhibit (c)(12) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(13)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009 (incorporated by reference to Exhibit (c)(13) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(14)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009 (incorporated by reference to Exhibit (c)(14) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(15)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009 (incorporated by reference to Exhibit (c)(15) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(16)	Presentation materials prepared by Wells Fargo Securities, LLC, dated April 16, 2009 (incorporated by reference to Exhibit (c)(16) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(17)	Materials presented by Barclays Capital Inc. to the conflicts committee of Hiland Partners GP Holdings, LLC on March 2, 2009.

*(c)(18)	Materials presented by Barclays Capital Inc. to the conflicts committee of Hiland Partners GP Holdings, LLC on March 13, 2009.

*(c)(19)	Materials presented by Barclays Capital Inc. to the conflicts committee of Hiland Partners GP Holdings, LLC on May 27, 2009.

*(c)(20)	Materials presented by Barclays Capital Inc. to the conflicts committee and board of directors of Hiland Partners GP Holdings, LLC on June 1, 2009.

*(c)(21)	Materials presented by Barclays Capital Inc. to the conflicts committee of the board of directors of Hiland Partners GP Holdings, LLC on November 3, 2009.

*(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2009, by and between HH GP Holding, LLC, HPGP MergerCo, LLC, Hiland Partners GP Holdings, LLC and Hiland Holdings GP, LP (included as Annex D of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(d)(2)	Hiland Holdings funding and equity rollover commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Hiland Holdings on June 1, 2009).

*(d)(3)	Hiland Holdings Support Agreement, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, Harold Hamm, Continental Gas Holdings, Inc., Bert Mackie, as trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.5 of the Current Report on Form 8-K filed by Hiland Holdings on June 1, 2009).

*(d)(4)	Amendment No. 2, dated November 3, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.1 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

*(d)(5)	Amendment No. 1, dated November 3, 2009, to the funding and equity rollover commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (related to the Hiland Holdings GP, LP merger)(incorporated by reference to Exhibit 2.3 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

*(d)(6)	Term Promissory Note dated November 3, 2009 of Hiland Holdings GP, LP in favor of Harold Hamm (incorporated by reference to Exhibit 10.1 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

(f)	None.

(g)	None.

* Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2009	HILAND HOLDINGS GP, LP

	By:	Hiland Partners GP Holdings, LLC,
its general partner

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President—
Finance and Secretary

Dated: November 18, 2009	HILAND PARTNERS GP HOLDINGS, LLC

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President—
Finance and Secretary

Dated: November 18, 2009	HPGP MERGERCO, LLC

	By:	/s/ Harold Hamm

	Name:	Harold Hamm
	Title:	President

Dated: November 18, 2009	HH GP HOLDING, LLC

	By:	/s/ Harold Hamm

	Name:	Harold Hamm
	Title:	Sole Member

Dated: November 18, 2009	CONTINENTAL GAS HOLDINGS, INC.

	By:	/s/ Harold Hamm

	Name:	Harold Hamm
	Title:	Sole Director

Dated: November 18, 2009	HAROLD HAMM DST TRUST

	By:	/s/ Bert Mackie

	Name:	Bert Mackie
	Title:	Trustee

Dated: November 18, 2009	HAROLD HAMM HJ TRUST

	By:	/s/ Bert Mackie

	Name:	Bert Mackie
	Title:	Trustee

Dated: November 18, 2009	HAROLD HAMM

/s/ Harold Hamm

Harold Hamm

13

Dated: November 18, 2009	JOSEPH L. GRIFFIN

/s/ Joseph L. Griffin

Joseph L. Griffin

Dated: November 18, 2009	MATTHEW S. HARRISON

/s/ Matthew S. Harrison

Matthew S. Harrison

Dated: November 18, 2009	BERT MACKIE

/s/ Bert Mackie

Bert Mackie

14

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)	Definitive Proxy Statement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Definitive Proxy Statement filed with the Securities and Exchange Commission on September 11, 2009).

*(a)(2)	Form of Proxy Card for Hiland Holdings GP, LP unitholders (attached to the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(a)(3)	Joint press release issued by Hiland Holdings GP, LP and Hiland Partners, LP, dated June 1, 2009 (incorporated by reference to Exhibit 99.1 to Hiland Holdings GP, LP’s Form 8-K, dated June 1, 2009 and filed June 1, 2009).

*(a)(4)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 20, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 20, 2009).

*(a)(5)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 26, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 26, 2009).

*(a)(6)
Amendment No. 1, dated October 26, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*(a)(7)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP on October 27, 2009 (incorporated by reference to Exhibit 99.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*(a)(8)	Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated November 3, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A on November 4, 2009).

*(a)(9)	Joint Proxy Statement Supplement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Proxy Statement Supplement, as filed on Schedule 14A with the Securities Exchange Commission on November 9, 2009).

(a)(10)	Joint Proxy Statement Supplement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Proxy Statement Supplement, as filed on Schedule 14A with the Securities Exchange Commission on November 18, 2009).

(a)(11)	Form of Proxy Card for Hiland Holdings GP, LP unitholders (attached to the Joint Proxy Statement Supplement filed herewith as Exhibit (a)(10)).

*(c)(1)	Opinion of Barclays Capital Inc. to the conflicts committee of the board of directors of Hiland Holdings GP, LP, dated June 1, 2009 (included as Annex F of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(c)(2)	Discussion materials prepared by Barclays Capital Inc., dated November 17, 2008 (incorporated by reference to Exhibit (c)(2) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(3)	Discussion materials prepared by Barclays Capital Inc., dated November 20, 2008 (incorporated by reference to Exhibit (c)(3) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(4)	Presentation materials prepared by Wells Fargo Securities, LLC, dated December 18, 2008 (incorporated by reference to Exhibit (c)(4) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(5)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 5, 2008 (incorporated by reference to Exhibit (c)(5) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(6)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 8, 2009 (incorporated by reference to Exhibit (c)(6) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(7)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 9, 2009 (incorporated by reference to Exhibit (c)(7) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(8)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 21, 2009 (incorporated by reference to Exhibit (c)(8) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(9)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009 (incorporated by reference to Exhibit (c)(9) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(10)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009 (incorporated by reference to Exhibit (c)(10) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(11)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 13, 2009 (incorporated by reference to Exhibit (c)(11) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

15

Exhibit No.	Description

*(c)(12)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009 (incorporated by reference to Exhibit (c)(12) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(13)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009 (incorporated by reference to Exhibit (c)(13) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(14)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009 (incorporated by reference to Exhibit (c)(14) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(15)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009 (incorporated by reference to Exhibit (c)(15) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(16)	Presentation materials prepared by Wells Fargo Securities, LLC, dated April 16, 2009 (incorporated by reference to Exhibit (c)(16) to the Hiland Partners, LP Schedule 13E-3 filed with the Securities and Exchange Commission on July 1, 2009).

*(c)(17)	Materials presented by Barclays Capital Inc. to the conflicts committee of Hiland Partners GP Holdings, LLC on March 2, 2009.

*(c)(18)	Materials presented by Barclays Capital Inc. to the conflicts committee of Hiland Partners GP Holdings, LLC on March 13, 2009.

*(c)(19)	Materials presented by Barclays Capital Inc. to the conflicts committee of Hiland Partners GP Holdings, LLC on May 27, 2009.

*(c)(20)	Materials presented by Barclays Capital Inc. to the conflicts committee and board of directors of Hiland Partners GP Holdings, LLC on June 1, 2009.

*(c)(21)	Materials presented by Barclays Capital Inc. to the conflicts committee of the board of directors of Hiland Partners GP Holdings, LLC on November 3, 2009.

*(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2009, by and between HH GP Holding, LLC, HPGP MergerCo, LLC, Hiland Partners GP Holdings, LLC and Hiland Holdings GP, LP (included as Annex D of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(d)(2)	Hiland Holdings funding and equity rollover commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Hiland Holdings on June 1, 2009).

*(d)(3)	Hiland Holdings Support Agreement, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, Harold Hamm, Continental Gas Holdings, Inc., Bert Mackie, as trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.5 of the Current Report on Form 8-K filed by Hiland Holdings on June 1, 2009).

*(d)(4)	Amendment No. 2, dated November 3, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.1 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

*(d)(5)	Amendment No. 1, dated November 3, 2009, to the funding and equity rollover commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (related to the Hiland Holdings GP, LP merger)(incorporated by reference to Exhibit 2.3 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

*(d)(6)	Term Promissory Note dated November 3, 2009 of Hiland Holdings GP, LP in favor of Harold Hamm (incorporated by reference to Exhibit 10.1 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

(f)	None.

(g)	None.

* Previously filed.

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